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                                                                   EXHIBIT 99.1

             [LOGO OF RATIONAL SOFTWARE CORPORATION APPEARS HERE]

                                                                  June 27, 1997

Dear Stockholder:

  As most of you are aware, Rational Software Corporation ("Rational") has entered into an agreement providing for the merger of Pure Atria Corporation ("Pure Atria") with Rational in a strategic business combination (the "Merger"). At our Special Meeting of Stockholders (the "Special Meeting") on July 30, 1997, you will be asked to consider and vote upon the reservation and issuance of shares of the Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock") to the stockholders of Pure Atria pursuant to an Agreement and Plan of Reorganization, dated as of April 7, 1997 (the "Agreement"), by and among Rational, Pure Atria and Wings Merger Corporation, a wholly owned subsidiary of Rational ("Merger Sub"), and upon an amendment to Rational's Certificate of Incorporation increasing the authorized number of shares of Common Stock from 75,000,000 to 150,000,000, which, among other things, will provide Rational with a sufficient number of authorized but unissued shares of Common Stock to consummate the Merger.

  In the Merger, Merger Sub will be merged with and into Pure Atria, which will be the surviving corporation and will become a wholly owned subsidiary of Rational. As used herein, the term "Combined Company" means Rational and Pure Atria and their respective subsidiaries as a consolidated entity following the Merger.

  Pursuant to the Merger, each outstanding share of Common Stock, par value $0.0001 per share, of Pure Atria (the "Pure Atria Common Stock") will be converted into the right to receive 0.9 (the "Exchange Ratio") shares of Rational Common Stock, and each outstanding option or right to purchase Pure Atria Common Stock under the Pure Atria stock option plans or the Pure Atria stock purchase plan will be assumed by Rational and will become an option or right to purchase Rational Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. The shares of Rational Common Stock held by Rational stockholders immediately prior to the Merger will remain unchanged by the Merger.

  Based upon the capitalization of Pure Atria as of the close of business on March 31, 1997, an aggregate of approximately 38,542,000 shares of Rational Common Stock will be issued to Pure Atria stockholders in the Merger and Rational will assume options and rights to purchase Pure Atria Common Stock for up to approximately 6,951,000 additional shares of Rational Common Stock. Based upon the capitalization of Rational and Pure Atria as of the close of business on March 31, 1997, immediately following the Merger, the former securityholders of Pure Atria will hold approximately 45% of the Combined Company's outstanding voting power, and approximately 45% of the Combined Company's capital stock calculated on a fully diluted basis. The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Rational or Pure Atria changes subsequent to March 31, 1997, and prior to the effective time of the Merger.

  The proposals relating to the Merger are described more fully in the accompanying Notice of Special Meeting of Stockholders and Prospectus/Joint Proxy Statement.

  After careful consideration, Rational's Board of Directors has determined that the Merger is fair from a financial point of view to, and in the best interests of Rational. Therefor, Rational's Board of Directors has approved the Agreement and the transactions contemplated thereby by the unanimous vote of all non-interested directors, and recommends that you vote FOR the proposals relating to the Merger.
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  In addition, Rational has retained the investment banking firm of Hambrecht &
Quist LLC ("Hambrecht & Quist") to advise it with respect to the consideration to be paid by Rational in the Merger. Hambrecht & Quist has advised the Board of Directors of Rational (the "Rational Board") that, in its opinion, the consideration to be paid by Rational is fair from a financial point of view to Rational. A copy of the Hambrecht & Quist opinion dated as of April 6, 1997 is attached to the Prospectus/Joint Proxy Statement as Annex E.

  The Rational Board believes the Merger offers Rational and its stockholders a number of important benefits, including the strategic fit between the two companies' product lines and their respective technologies, development, managerial, sales and marketing resources, the potential ability of the Combined Company to better serve customers with broader, more integrated product offerings and the opportunity for enhanced stockholder value over the long term.

  All stockholders are invited to attend the Special Meeting in person. The reservation and issuance of the shares of Rational Common Stock in connection with the Merger requires the affirmative vote of the majority of the total votes cast at the Special Meeting regarding such proposal. The amendment to Rational's Certificate of Incorporation requires the affirmative vote of the holders of a majority of the shares of Rational Common Stock outstanding as of the record date. THE MERGER CANNOT BE CONSUMMATED UNLESS BOTH PROPOSALS ARE APPROVED.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Rational Special Meeting--Recommendation of the Rational Board," "Proposal No. 1: The Merger--Risk Factors," "--Approval of the Merger and Related Transactions--Joint Reasons for the Merger," and "-- Rational's Reasons for the Merger" prior to making any voting decision.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Special Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/ Paul D. Levy

                                          Paul D. Levy
                                          Chief Executive Officer

Santa Clara, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY